UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 4, 2021

Commission file number 1-32479
_________________________

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated November 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner
Date: November 4, 2021	By:	/s/ N. Angelique Burgess
N. Angelique Burgess Corporate Secretary

TEEKAY LNG PARTNERS REPORTS
THIRD QUARTER 2021 RESULTS
Highlights
•GAAP net income attributable to the partners and preferred unitholders of $67.0 million and GAAP net income per common unit of $0.68 in the third quarter of 2021.
•Adjusted net income(1) attributable to the partners and preferred unitholders of $54.7 million and adjusted net income per common unit of $0.54 in the third quarter of 2021 (excluding other items listed in Appendix A to this release).
•Total adjusted EBITDA(1) of $178.0 million in the third quarter of 2021.
•On October 4, 2021, announced agreement for Stonepeak to acquire 100 percent of Teekay LNG's outstanding common units and general partner units for $17.00 per unit. The Transaction (as defined below) is subject to certain closing conditions, including approval by the holders of a majority of Teekay LNG's outstanding common units.
•A special meeting of common unitholders to vote on the Transaction is scheduled for December 1, 2021; all common unitholders of record as of October 28, 2021 will be entitled to vote at the special meeting.
•On October 15, 2021, the Partnership declared a distribution of $0.2875 per common unit, payable on November 12, 2021 to all common unitholders of record on November 5, 2021.
•On October 27, 2021, the Partnership received sufficient bondholder consents to amend two of its Norwegian Bonds maturing in 2023 and 2025, which consents were among those required as part of the Transaction.
Hamilton, Bermuda, November 4, 2021 – Teekay GP L.L.C., the general partner (the General Partner) of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2021.
Consolidated Financial Summary

	Three Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Voyage revenues	146,577	148,769	148,935
Income from vessel operations	57,644	64,736	69,597
Equity income	39,238	28,940	24,346
Net income attributable to the partners and preferred unitholders	66,974	53,288	40,275
Limited partners’ interest in net income per common unit	0.68	0.53	0.38
NON-GAAP FINANCIAL COMPARISON
Total adjusted EBITDA(1)	177,980	183,512	186,902
Distributable cash flow (DCF)(1)	74,677	78,979	79,168
Adjusted net income attributable to the partners and preferred unitholders(1)	54,704	57,017	58,933
Limited partners’ interest in adjusted net income per common unit	0.54	0.57	0.59

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Teekay LNG Partners L.P. Investor Relations Tel: +1 604 844-6654 www.teekaylng.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Third Quarter of 2021 Compared to Second Quarter of 2021

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended September 30, 2021, compared to the three months ended June 30, 2021, were impacted primarily by an increase in general and administrative expenses related to the Transaction with Stonepeak, an increase in scheduled off-hire days relating to vessel upgrades and dry dockings during the third quarter of 2021, and the redeployment of an LNG carrier in August 2021 at a lower rate. These decreases were partially offset by lower vessel operating expenses during the third quarter of 2021 due primarily to the timing of maintenance activities.

GAAP net income attributable to the partners and preferred unitholders for the three months ended September 30, 2021 was also positively impacted by foreign currency exchange gains and unrealized gains on non-designated derivative instruments in the third quarter of 2021 compared to foreign currency exchange losses and unrealized losses on non-designated derivative instruments in the second quarter of 2021.

Third Quarter of 2021 Compared to Third Quarter of 2020

GAAP net income and non-GAAP adjusted net income attributable to the partners and preferred unitholders for the three months ended September 30, 2021, compared to the same quarter of the prior year, were impacted primarily by an increase in general and administrative expenses related to the Transaction with Stonepeak, an increase in scheduled off-hire days relating to vessel upgrades and dry dockings during the third quarter of 2021, and the redeployment of two LNG carriers at lower rates in March 2021 and August 2021, respectively.

GAAP net income attributable to the partners and preferred unitholders was positively impacted by the reversal of certain unrealized credit loss provisions and foreign currency exchange gains in the third quarter of 2021 compared to an increase in unrealized credit loss provisions and foreign currency exchange losses in the third quarter of 2020.
CEO Commentary

“While we were once again well-served by our strong contract coverage, Teekay LNG's third quarter results were, as expected, negatively impacted by a heavier-than-normal drydock schedule, partially offset by lower operating expenses and stronger results in our multi-gas carrier fleet,” commented Mark Kremin, President and Chief Executive Officer of Teekay Gas Group Ltd.

Mr. Kremin continued, “In early-October, we announced that Teekay LNG had entered into a merger agreement with an affiliate of Stonepeak whereby the affiliate has agreed to acquire 100 percent of Teekay LNG's common units. We believe that the transaction will enable common unitholders to realize an attractive valuation and immediate liquidity on closing of the transaction. In addition, under Stonepeak's ownership, we expect Teekay LNG will have greater access to competitively priced capital for both fleet renewal and potential future growth, which has not been available to Teekay LNG through the public capital markets for many years."

(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

Summary of Recent Events

Stonepeak Transaction

On October 4, 2021, the Partnership and an affiliate of Stonepeak, a leading alternative investment firm specializing in infrastructure and real assets, entered into an agreement and plan of merger (the Merger Agreement), whereby the Partnership will become a wholly-owned subsidiary of such affiliate. Under the Merger Agreement and a separate agreement between such affiliate and Teekay Corporation (Teekay), it will acquire (a) all the issued and outstanding common units of Teekay LNG, including approximately 36.0 million common units owned by Teekay, and (b) 100 percent of Teekay’s ownership in the General Partner, which includes an economic ownership interest equivalent to approximately 1.6 million Teekay LNG common units, in each case for $17.00 per common unit or common unit equivalent in cash (collectively, the Transaction). The $17.00 per unit acquisition price represents a premium of 8.3 percent to the closing price of Teekay LNG’s common units on October 1, 2021, and premiums of 12.3 percent and 17.5 percent to the volume-weighted average prices of Teekay LNG’s common units over the prior 60 and 180 trading days, respectively. In addition, common unitholders of record on November 5, 2021 will receive the third quarter common unit distribution of $0.2875 per unit on November 12, 2021.

The Transaction remains subject to approval by the holders of a majority of Teekay LNG's outstanding common units and the satisfaction or waiver of other customary closing conditions. The Transaction is expected to close on or soon after December 31, 2021, and the Merger Agreement provides it will not close prior to such date. Teekay, which currently owns approximately 41 percent of Teekay LNG’s outstanding common units, has entered into a voting and support agreement with the Stonepeak affiliate by which Teekay has agreed, among other things and subject to certain conditions, to vote all its Teekay LNG common units in favor of the merger.

As part of the Transaction, Teekay has also agreed to transfer to Teekay LNG, following restructuring of such companies, the ownership of the management services companies that currently deliver the operations for Teekay LNG and certain of its joint ventures under existing management services contracts. Following this transfer, Teekay's remaining subsidiaries will continue to provide existing services to Teekay, its subsidiaries and other third parties.

After the completion of the Transaction, the common units of the Partnership will be delisted from the New York Stock Exchange. The Series A and B preferred units of the Partnership will continue to trade on the New York Stock Exchange following the completion of the Transaction.

Results of Norwegian Bondholder Meeting

On October 27, 2021, the Partnership held a bondholder meeting to approve certain amendments required to complete the Transaction. At the meeting, the Partnership received approval for the required amendments to the bonds maturing in 2023 and 2025, respectively. The Partnership and the bond trustee will amend the terms of the bonds accordingly.

Operating Results

The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Natural Gas Segment and the Liquefied Petroleum Gas Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices D and E for further details).

	Three Months Ended
	September 30, 2021			September 30, 2020
(in thousands of U.S. Dollars)	(unaudited)			(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total
GAAP FINANCIAL COMPARISON
Voyage revenues	133,754	12,823	146,577	138,953	9,982	148,935
Income (loss) from vessel operations	58,000	(356)	57,644	70,313	(716)	69,597
Equity income	35,241	3,997	39,238	22,674	1,672	24,346
NON-GAAP FINANCIAL COMPARISON
Consolidated adjusted EBITDA(i)	93,108	1,352	94,460	104,473	1,227	105,700
Adjusted EBITDA from equity-accounted vessels(i)	72,928	10,592	83,520	71,683	9,519	81,202
Total adjusted EBITDA(i)	166,036	11,944	177,980	176,156	10,746	186,902
(i)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Liquefied Natural Gas Segment

Income from vessel operations and consolidated adjusted EBITDA(1) for the LNG segment for the three months ended September 30, 2021, compared to the same quarter of the prior year, decreased primarily due to an increase in scheduled off-hire days relating to vessel upgrades and dry dockings during the third quarter of 2021, and the redeployment of two LNG carriers at lower charter rates in March 2021 and August 2021, respectively.

Equity income from equity-accounted vessels(1) for the LNG segment for the three months ended September 30, 2021, compared to the same quarter of the prior year, increased primarily due to lower interest expense due to lower debt balances and lower operational claims in certain of the Partnership's joint ventures during the third quarter of 2021. Equity income was also positively impacted by the reversal of certain unrealized credit loss provisions in the third quarter of 2021 compared to an increase in unrealized credit loss provisions in the third quarter of 2020

Liquefied Petroleum Gas Segment

Loss from vessel operations decreased and consolidated adjusted EBITDA(1) increased for the LPG segment for the three months ended September 30, 2021, compared to the same quarter of the prior year, primarily due to higher spot multi-gas rates earned during the third quarter of 2021.

Equity income and adjusted EBITDA from equity-accounted vessels(1) for the LPG segment for the three months ended September 30, 2021, compared to the same quarter of the prior year, increased primarily due to higher spot LPG rates earned and fewer scheduled dry dockings of LPG carriers in the Partnership's 50 percent-owned LPG joint venture with Exmar NV (the Exmar LPG Joint Venture) during the third quarter of 2021. Equity income was also positively impacted by gains on the sale of two LPG carriers in the Exmar LPG Joint Venture during the third quarter of 2021.
(1)    These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under GAAP.

Teekay LNG's Fleet
The following table summarizes the Partnership’s fleet as of November 1, 2021. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal in Bahrain.

Number of Vessels
Owned and In-Chartered Vessels(i)
LNG Carrier Fleet	47(ii)
LPG/Multi-gas Carrier Fleet	28(iii)
Total	75
(i)Includes vessels leased by the Partnership from third parties and accounted for as finance leases.
(ii)The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(iii)The Partnership’s ownership interests in these vessels range from 50 percent to 100 percent.

Liquidity

As of September 30, 2021, the Partnership had total liquidity of $335.0 million (comprised of $109.6 million in cash and cash equivalents and $225.4 million in undrawn credit facilities) compared to $381.9 million as of June 30, 2021.

About Teekay LNG Partners L.P.
Teekay LNG Partners is one of the world's largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 21 mid-size LPG carriers, and seven multi-gas carriers. The Partnership's ownership interests in these vessels range from 20 to 100 percent. In addition, the Partnership owns a 30 percent interest in an LNG regasification terminal. Teekay LNG Partners is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.
Teekay LNG Partners’ common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures

This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the SEC. These non-GAAP financial measures which include Adjusted Net Income Attributable to the Partners and Preferred Unitholders, Distributable Cash Flow and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted EBITDA represents net income before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include unrealized credit loss provisions or reversals, unrealized gains or losses on non-designated derivative instruments, write-downs of vessels, gains or losses on sales of vessels, foreign currency exchange gains or losses, adjustments for direct financing and sales-type leases to a cash basis, and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Partnership's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Partnership holds the equity-accounted investments or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income and equity income, respectively, which are the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.
Adjusted Net Income Attributable to the Partners and Preferred Unitholders excludes items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results. The Partnership believes that certain investors use this information to evaluate the Partnership’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, and refer to footnote (2) of the Consolidated Statements of Income for a reconciliation of adjusted equity income to equity income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.
Distributable Cash Flow (DCF) represents GAAP net income adjusted for depreciation and amortization expense, deferred income tax and other non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from non-designated derivative instruments, realized losses on interest rate swap termination, unrealized credit loss provisions and reversals, distributions relating to preferred units, adjustments for direct financing and sales-type leases to a cash basis, unrealized foreign currency exchange gains or losses, write-downs of vessels, gains or losses on sales of vessels, and the Partnership’s proportionate share of such items in its equity-accounted for investments. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. DCF is a quantitative standard used in the publicly-traded partnership investment community and by management to assist in evaluating financial performance. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Teekay LNG Partners L.P.
Consolidated Statements of Income
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended			Nine Month ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Voyage revenues	146,577	148,769	148,935	448,148	437,027

Voyage expenses	(7,221)	(6,360)	(3,950)	(20,764)	(11,596)
Vessel operating expenses	(30,426)	(32,536)	(30,642)	(93,051)	(85,153)
Time-charter hire expenses	(5,665)	(5,867)	(5,980)	(17,382)	(17,270)
Depreciation and amortization	(33,002)	(32,349)	(32,601)	(97,253)	(96,869)
General and administrative expenses	(12,619)	(6,921)	(6,165)	(26,707)	(20,215)
Write-down of vessels(1)	—	—	—	—	(45,000)
Income from vessel operations	57,644	64,736	69,597	192,991	160,924

Equity income(2)	39,238	28,940	24,346	105,694	56,874
Interest expense	(29,513)	(30,084)	(30,528)	(89,249)	(102,375)
Interest income	1,315	1,302	1,406	4,623	5,473
Realized and unrealized gain (loss) on non-designated derivative instruments(3)	101	(2,870)	(1,327)	3,849	(30,314)
Foreign currency exchange gain (loss)(4)	2,767	(2,843)	(7,853)	6,884	(14,738)
Other income (expense)(5)	1,000	(1,088)	(14,149)	(3,857)	(15,189)
Net income before income tax expense	72,552	58,093	41,492	220,935	60,655
Income tax expense	(2,226)	(1,815)	(1,420)	(3,264)	(2,128)
Net income	70,326	56,278	40,072	217,671	58,527

Non-controlling interest in net income (loss)	3,352	2,990	(203)	9,818	6,312
Preferred unitholders' interest in net income	6,425	6,425	6,425	19,275	19,275
General partner's interest in net income	1,062	823	595	3,311	519
Limited partners’ interest in net income	59,487	46,040	33,255	185,267	32,421
Limited partners' interest in net income per common unit:
• Basic	0.68	0.53	0.38	2.13	0.40
• Diluted	0.68	0.53	0.38	2.12	0.39
Weighted-average number of common units outstanding:
• Basic(6)	87,120,897	86,970,999	86,951,234	87,081,753	82,010,753
• Diluted	87,232,991	87,133,146	87,041,046	87,218,410	82,109,826
Total number of common units outstanding at end of period	87,010,420	86,984,843	86,951,234	87,010,420	86,951,234

(1)In 2020, the Partnership wrote-down six wholly-owned multi-gas carriers (the Pan Spirit, Unikum Spirit, Vision Spirit, Camilla Spirit, Sonoma Spirit and Cathinka Spirit) to their estimated fair values. The total impairment charge of $45.0 million related to these six multi-gas carriers is included in write-down of vessels for the nine months ended September 30, 2020.

(2)The Partnership’s proportionate share of items within equity income as identified in Appendix A of this release are detailed in the table below. By excluding these items from equity income, the Partnership believes the resulting adjusted equity income is a normalized amount that can be used to better evaluate the financial performance of the Partnership’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

	Three Months Ended			Nine Month Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Equity income	39,238	28,940	24,346	105,694	56,874
Proportionate share of unrealized (gain) loss on non-designated interest rate swaps	(3,823)	2,310	(2,680)	(16,923)	23,330
Proportionate share of unrealized credit loss (reversals) provisions	(1,650)	635	7,099	5,662	15,656
Proportionate share of gain of sale of vessels	(636)	—	—	(636)	—
Other items	(144)	182	1,167	(282)	990
Equity income adjusted for items in Appendix A	32,985	32,067	29,932	93,515	96,850

(3)    The realized losses on non-designated derivative instruments relate to the amounts the Partnership actually paid to settle non-designated derivative instruments and the unrealized gains (losses) on non-designated derivative instruments relate to the change in fair value of such non-designated derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Month Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Realized losses relating to:
Interest rate swap agreements	(3,919)	(3,925)	(4,947)	(12,317)	(11,520)
Interest rate swap agreements termination(i)	—	—	—	(18,012)	—
Foreign currency forward contracts	—	—	—	—	(241)
	(3,919)	(3,925)	(4,947)	(30,329)	(11,761)
Unrealized gains (losses) relating to:
Interest rate swap agreements	4,020	1,055	3,620	34,178	(18,755)
Foreign currency forward contracts	—	—	—	—	202
	4,020	1,055	3,620	34,178	(18,553)
Total realized and unrealized gains (losses) on non-designated derivative instruments	101	(2,870)	(1,327)	3,849	(30,314)
(i) The termination of an interest rate swap agreement during the nine months ended September 30, 2021 was in connection with a debt refinancing completed in February 2021 at a lower all-in interest rate.

(4)    For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rates at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the Consolidated Statements of Income.

Foreign currency exchange gain (loss) includes realized gains (losses) relating to the amounts the Partnership paid to settle the Partnership’s Norwegian Krone (NOK) denominated unsecured bonds and the associated non-designated cross currency swaps that were entered into as economic hedges in relation to the NOK denominated bonds. Foreign currency exchange gain (loss) also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments and unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Month Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Realized losses on cross-currency swaps	(1,595)	(1,293)	(1,669)	(4,233)	(4,916)
Realized losses on cross-currency swaps maturity	—	—	—	—	(33,844)
Realized gains on repurchase of NOK bonds	—	—	—	—	33,844
Unrealized (losses) gains on cross currency swaps	(3,952)	(2,262)	1,490	(1,085)	(2,169)
Unrealized gains (losses) on revaluation of NOK bonds	5,856	2,217	(1,836)	6,884	(1,657)

(5) Includes unrealized credit loss reversals (provisions) of $1.3 million, ($0.7 million) and ($14.4 million) for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020, respectively, and ($3.1 million) and ($14.6 million) for the nine months ended September 30, 2021 and September 30, 2020, respectively.

(6) Includes common units related to non-forfeitable unit-based compensation.

Teekay LNG Partners L.P.
Consolidated Balance Sheets
(in thousands of U.S. Dollars)

	As at September 30,	As at June 30,	As at December 31,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current
Cash and cash equivalents	109,596	144,206	206,762
Restricted cash – current	8,840	8,610	8,358
Accounts receivable	16,135	12,230	7,631
Prepaid expenses	13,056	11,948	9,259
Current portion of derivative assets	465	258	—
Current portion of net investments in direct financing leases, net	14,632	14,285	13,969
Current portion of advances to equity-accounted joint ventures leases, net	8,162	8,160	10,991
Advances to affiliates	14,664	6,940	4,924
Other current assets	5,972	3,071	237
Total current assets	191,522	209,708	262,131

Restricted cash – long-term	37,191	37,384	42,823
Vessels and equipment
At cost, less accumulated depreciation	1,194,238	1,197,551	1,220,355
Vessels related to finance leases, at cost, less accumulated depreciation	1,642,436	1,644,654	1,654,814
Operating lease right-of-use assets	10,338	13,887	20,750
Total vessels and equipment	2,847,012	2,856,092	2,895,919
Investments in and advances to equity-accounted joint ventures, net	1,154,202	1,117,271	1,056,792
Net investments in direct financing leases, net	484,507	487,276	500,101
Other assets	31,564	26,386	22,382
Derivative assets	5,253	6,925	4,505
Intangible assets, net	27,868	30,082	34,510
Goodwill	34,841	34,841	34,841
Total assets	4,813,960	4,805,965	4,854,004
LIABILITIES AND EQUITY
Current
Accounts payable	9,170	3,721	4,883
Accrued liabilities	66,414	64,113	81,706
Unearned revenue	19,488	17,800	30,254
Current portion of long-term debt	350,372	355,081	250,508
Current obligations related to finance leases	73,437	72,925	71,932
Current portion of operating lease liabilities	10,338	13,887	14,003
Current portion of derivative liabilities	27,023	26,375	56,925
Advances from affiliates	13,802	8,086	11,047
Total current liabilities	570,044	561,988	521,258
Long-term debt	1,035,320	1,062,298	1,221,705
Long-term obligations related to finance leases	1,213,607	1,232,130	1,268,990
Long-term operating lease liabilities	—	—	6,747
Other long-term liabilities	57,585	56,104	56,063
Derivative liabilities	25,910	29,131	32,971
Total liabilities	2,902,466	2,941,651	3,107,734
Equity
Limited partners – common units	1,580,034	1,545,448	1,465,408
Limited partners – preferred units	285,159	285,159	285,159
General partner	48,230	47,613	46,182
Accumulated other comprehensive loss	(63,706)	(72,272)	(103,836)
Partners' equity	1,849,717	1,805,948	1,692,913
Non-controlling interest	61,777	58,366	53,357
Total equity	1,911,494	1,864,314	1,746,270
Total liabilities and total equity	4,813,960	4,805,965	4,854,004

Teekay LNG Partners L.P.
Consolidated Statements of Cash Flows
(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30,	September 30,
	2021	2020
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)

OPERATING ACTIVITIES
Net income	217,671	58,527
Non-cash and non-operating items:
Unrealized (gain) loss on non-designated derivative instruments	(34,178)	18,553
Depreciation and amortization	97,253	96,869
Write-down of vessels	—	45,000
Unrealized foreign currency exchange (gain) loss including the effect of the settlement of cross currency swaps	(13,125)	10,697
Equity income, net of distributions received $39,089 (2020 – $32,297)	(66,605)	(24,577)
Amortization of deferred financing issuance costs included in interest expense	4,134	4,401
Change in unrealized credit loss provisions included in other expense	3,117	14,557
Other non-cash items	3,823	3,595
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	11,108	270,973
Expenditures for dry docking	(10,818)	(1,984)
Other operating assets and liabilities	(74,683)	15,960
Net operating cash flow	137,697	512,571
FINANCING ACTIVITIES

Proceeds from issuance of long-term debt	237,691	561,127
Scheduled repayments of long-term debt and settlement of related swaps	(174,415)	(220,875)
Prepayments of long-term debt	(136,543)	(687,061)
Financing issuance costs	(2,631)	(5,111)
Scheduled repayments of obligations related to finance leases	(53,878)	(52,419)
Repurchase of common units	—	(15,635)
Cash distributions paid	(92,306)	(75,845)
Dividends paid to non-controlling interests	(2,923)	(3,390)
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries	—	(2,219)
Net financing cash flow	(225,005)	(501,428)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(25,338)	(9,597)
Proceeds from repayments of advances to equity-accounted joint ventures	10,330	—
Net investing cash flow	(15,008)	(9,597)
(Decrease) increase in cash, cash equivalents and restricted cash	(102,316)	1,546
Cash, cash equivalents and restricted cash, beginning of the period	257,943	253,291
Cash, cash equivalents and restricted cash, end of the period	155,627	254,837
Supplemental cash flow information
The accompanying notes are an integral part of the consolidated financial statements.

Teekay LNG Partners L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	70,326	56,278	40,072
Less: net (income) loss attributable to non-controlling interests	(3,352)	(2,990)	203
Net income attributable to the partners and preferred unitholders	66,974	53,288	40,275
Add (subtract) specific items affecting net income:
Foreign currency exchange (gains) losses(1)	(4,362)	1,550	6,184
Unrealized credit loss (reversals) provisions, unrealized (gains) and losses on non-designated derivative instruments and other items from equity-accounted investees(2)	(6,253)	3,127	5,586
Unrealized (gains) on non-designated derivative instruments and realized loss from interest rate swap termination(3)	(4,020)	(1,055)	(3,620)
Unrealized credit loss provisions and other items(4)	1,909	383	14,397
Non-controlling interests’ share of items above(5)	456	(276)	(3,889)
Total adjustments	(12,270)	3,729	18,658
Adjusted net income attributable to the partners and preferred unitholders	54,704	57,017	58,933

Preferred unitholders' interest in adjusted net income	6,425	6,425	6,425
General partner's interest in adjusted net income	847	889	923
Limited partners’ interest in adjusted net income	47,432	49,703	51,585
Limited partners’ interest in adjusted net income per common unit, basic	0.54	0.57	0.59
Weighted-average number of common units outstanding, basic	87,120,897	86,970,999	86,951,234
(1)Foreign currency exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized losses (gains) on the cross-currency swaps economically hedging the Partnership’s NOK bonds. This amount excludes the realized losses relating to the cross currency swaps for the NOK bonds. See Note 4 to the Consolidated Statements of Income included in this release for further details.
(2)Reflects the proportionate share of unrealized credit loss (reversals) provisions and unrealized (gains) and losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes in the Partnership's equity-accounted investees. See Note 2 to the Consolidated Statements of Income included in this release for further details.
(3)Reflects the unrealized gains due to changes in the mark-to-market value of the Partnership's derivative instruments that are not designated as hedges for accounting purposes and realized losses related to interest rate swap agreement termination. See Note 3 to the Consolidated Statements of Income included in this release for further details.
(4)Includes adjustments for unrealized credit loss provisions, adjustments relating to changes in deferred tax balances and, for the three months ended September 30, 2021, certain costs related to the Transaction with Stonepeak.
(5)Items affecting net income include items from the Partnership’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of the other specific items affecting net income listed in the table.

Teekay LNG Partners L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Distributable Cash Flow (DCF)
(in thousands of U.S. Dollars, except units outstanding and per unit data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)

Net income	70,326	56,278	40,072
Add:
Partnership’s share of equity-accounted joint ventures' DCF net of estimated maintenance capital expenditures(1)	41,782	40,356	38,065
Depreciation and amortization	33,002	32,349	32,601
Direct financing and sales-type lease payments received in excess of revenue recognized and other adjustments	3,814	3,694	3,502
Deferred income tax and other non-cash items	1,103	652	(709)
Subtract:
Unrealized credit loss (reversals) provisions	(1,300)	744	14,397
Unrealized gains on non-designated derivative instruments	(4,020)	(1,055)	(3,620)
Foreign currency exchange (gain) loss	(4,362)	1,550	6,184
Distributions relating to preferred units	(6,425)	(6,425)	(6,425)
Estimated maintenance capital expenditures	(14,667)	(14,511)	(14,683)
Equity income	(39,238)	(28,940)	(24,346)
Distributable Cash Flow before non-controlling interest	80,015	84,692	85,038
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(5,338)	(5,713)	(5,870)
Distributable Cash Flow	74,677	78,979	79,168
Amount of cash distributions attributable to the General Partner	(447)	(447)	(389)
Limited partners' Distributable Cash Flow	74,230	78,532	78,779
Weighted-average number of common units outstanding, basic	87,120,897	86,970,999	86,951,234
Distributable Cash Flow per limited partner common unit	0.85	0.90	0.91
(1)The Partnership’s share of estimated maintenance capital expenditures relating to its equity-accounted joint ventures were $15.1 million, $15.2 million and $15.4 million for the three months ended September 30, 2021, June 30, 2021 and September 30, 2020, respectively.

Teekay LNG Partners L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
	(unaudited)	(unaudited)	(unaudited)
Net income	70,326	56,278	40,072
Depreciation and amortization	33,002	32,349	32,601
Interest expense, net of interest income	28,198	28,782	29,122
Income tax expense	2,226	1,815	1,420
EBITDA	133,752	119,224	103,215

Add (subtract) specific income statement items affecting EBITDA:
Foreign currency exchange (gain) loss	(2,767)	2,843	7,853
Other (income) expense	(1,000)	1,088	14,149
Equity income	(39,238)	(28,940)	(24,346)
Realized and unrealized (gain) loss on non-designated derivative instruments	(101)	2,870	1,327
Direct financing lease payments received in excess of revenue recognized and other adjustments	3,814	3,694	3,502
Consolidated adjusted EBITDA	94,460	100,779	105,700
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	83,520	82,733	81,202
Total adjusted EBITDA	177,980	183,512	186,902

Teekay LNG Partners L.P.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Consolidated Adjusted EBITDA by Segment
(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2021
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total
Voyage revenues	133,754	12,823	146,577
Voyage expenses	(1,778)	(5,443)	(7,221)
Vessel operating expenses	(25,326)	(5,100)	(30,426)
Time-charter hire expenses	(5,665)	—	(5,665)
Depreciation and amortization	(31,294)	(1,708)	(33,002)
General and administrative expenses	(11,691)	(928)	(12,619)
Income (loss) from vessel operations	58,000	(356)	57,644
Depreciation and amortization	31,294	1,708	33,002
Direct financing lease payments received in excess of revenue recognized and other adjustments	3,814	—	3,814
Consolidated adjusted EBITDA	93,108	1,352	94,460

	Three Months Ended September 30, 2020
	(unaudited)
	Liquefied Natural Gas Segment	Liquefied Petroleum Gas Segment	Total
Voyage revenues	138,953	9,982	148,935
Voyage expenses	(427)	(3,523)	(3,950)
Vessel operating expenses	(25,871)	(4,771)	(30,642)
Time-charter hire expenses	(5,980)	—	(5,980)
Depreciation and amortization	(30,658)	(1,943)	(32,601)
General and administrative expenses	(5,704)	(461)	(6,165)
Income (loss) from vessel operations	70,313	(716)	69,597
Depreciation and amortization	30,658	1,943	32,601
Direct financing lease payments received in excess of revenue recognized and other adjustments	3,502	—	3,502
Consolidated adjusted EBITDA	104,473	1,227	105,700

Teekay LNG Partners L.P.
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Vessels
(in thousands of U.S. Dollars)

	Three Months Ended
	September 30, 2021		September 30, 2020
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Voyage revenues	249,353	107,741	246,488	106,626
Voyage expenses	(832)	(247)	(2,815)	(1,367)
Vessel operating expenses, time-charter hire expenses and general and administrative expenses	(77,765)	(33,643)	(74,398)	(32,778)
Depreciation and amortization	(26,002)	(12,973)	(26,485)	(13,328)
Gain on sale of vessels	1,272	636	—	—
Income from vessel operations of equity-accounted vessels	146,026	61,514	142,790	59,153
Net interest expense	(60,610)	(24,471)	(61,584)	(25,133)
Income tax expense	(920)	(360)	(449)	(235)
Other items including realized and unrealized gain (loss) on derivative instruments and unrealized credit loss reversals (provisions)	6,741	2,555	(26,623)	(9,439)
Net income / equity income of equity-accounted vessels	91,237	39,238	54,134	24,346
Net income / equity income of equity-accounted LNG vessels	83,091	35,241	50,627	22,674
Net income / equity income of equity-accounted LPG vessels	8,146	3,997	3,507	1,672

Net income / equity income of equity-accounted vessels	91,237	39,238	54,134	24,346
Depreciation and amortization	26,002	12,973	26,485	13,328
Net interest expense	60,610	24,471	61,584	25,133
Income tax expense	920	360	449	235
EBITDA from equity-accounted vessels	178,769	77,042	142,652	63,042

Add (subtract) specific income statement items affecting EBITDA:
Other items including realized and unrealized (gain) loss on derivative instruments and unrealized credit loss (reversals) provisions	(6,741)	(2,555)	26,623	9,439
Gain on sale of vessels	(1,272)	(636)	—	—
Direct financing and sales-type lease payments received in excess of revenue recognized	29,218	10,625	26,752	9,677
Amortization of in-process contracts	(1,758)	(956)	(1,759)	(956)
Adjusted EBITDA from equity-accounted vessels	198,216	83,520	194,268	81,202
Adjusted EBITDA from equity-accounted LNG vessels	177,033	72,928	175,231	71,683
Adjusted EBITDA from equity-accounted LPG vessels	21,183	10,592	19,037	9,519

(1)The Partnership's equity-accounted vessels for the three months ended September 30, 2021 and 2020 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Partnership’s joint venture with Exmar NV (the Excalibur Joint Venture), which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in the Exmar LPG Joint Venture, which owns and in-charters 21 LPG carriers as at September 30, 2021, compared to 23 owned and in-chartered LPG carriers as at September 30, 2020; the Partnership’s ownership interests ranging from 20 to 30 percent in four LNG carriers chartered to Shell (the Pan Union Joint Venture); the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

Teekay LNG Partners L.P.
Appendix F - Summarized Financial Information of Equity-Accounted Joint Ventures
(in thousands of U.S. Dollars)

	As at September 30, 2021		As at December 31, 2020
	(unaudited)		(unaudited)
	At	Partnership's	At	Partnership's
	100%	Portion(1)	100%	Portion(1)
Cash and restricted cash, current and non-current	662,675	283,200	549,454	225,049
Other current assets	71,737	28,864	67,580	25,415
Property, plant and equipment, including owned vessels, vessels related to finance leases and operating lease right-of-use assets	1,889,600	962,995	1,961,820	1,000,386
Net investments in sales-type and direct financing leases, current and non-current	5,285,026	2,039,742	5,384,652	2,077,707
Derivative assets	11,469	5,740	—	—
Other non-current assets	95,737	54,413	87,248	51,812
Total assets	8,016,244	3,374,954	8,050,754	3,380,369

Current portion of long-term debt and obligations related to finance leases and operating leases	323,604	138,589	306,185	129,538
Current portion of derivative liabilities	65,921	25,649	68,966	27,988
Other current liabilities	188,049	81,328	164,266	65,311
Long-term debt and obligations related to finance leases and operating leases	4,597,374	1,858,713	4,789,260	1,938,748
Shareholders' loans, current and non-current	335,864	115,102	341,113	121,778
Derivative liabilities	166,011	68,027	280,480	112,922
Other long-term liabilities	81,479	35,984	70,743	33,353
Equity	2,257,942	1,051,562	2,029,741	950,731
Total liabilities and equity	8,016,244	3,374,954	8,050,754	3,380,369

Investments in equity-accounted joint ventures		1,051,562		950,731
Advances to equity-accounted joint ventures		115,102		121,778
Unrealized credit loss provisions		(4,300)		(4,726)
Investments in and advances, net to equity-accounted joint ventures, current and non-current		1,162,364		1,067,783

(1)The Partnership's equity-accounted vessels as at September 30, 2021 and December 31, 2020 include: the Partnership’s 40 percent ownership interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent ownership interest in the Excalibur Joint Venture, which owns one LNG carrier; the Partnership’s 33 percent ownership interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent ownership interest in the MALT Joint Venture, which owns six LNG carriers; the Partnership’s 50 percent ownership interest in the Exmar LPG Joint Venture, which owns and in-charters 21 LPG carriers as at September 30, 2021, compared to 23 owned and in-chartered LPG carriers as at December 31, 2020; the Partnership’s ownership interest ranging from 20 percent to 30 percent in four LNG carriers chartered to Shell in the Pan Union Joint Venture; the Partnership’s 50 percent ownership interest in six ARC7 LNG carriers in the Yamal LNG Joint Venture; and the Partnership's 30 percent ownership interest in the Bahrain LNG Joint Venture, which owns an LNG receiving and regasification terminal in Bahrain.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, completion and effects of the proposed Merger (as defined below) and related transactions and all other statements in this report, other than historical facts, constitute forward-looking statements. When used in this report, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. The proposed acquisition by merger of the Partnership by an affiliate of Stonepeak (the Merger) and other Transactions may not be completed on the terms described herein or other acceptable terms or at all because of a number of factors, including, among others: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or any other document relating to the Transaction (the Transaction Documents), (2) the failure to obtain the common unitholder approval of the Merger or the failure to satisfy other closing conditions in the Merger Agreement or any other Transaction Document, (3) the potential for regulatory authorities to require divestitures, operational remedies or other concessions in order to obtain their approval of the proposed Merger, (4) risks related to disruption of management’s attention from the Partnership’s ongoing business operations due to the proposed Merger, (5) the effect of the announcement of the proposed Merger on (i) the ability of the Partnership or Teekay to retain and hire key personnel and maintain relationships with the Partnership’s customers, suppliers or (ii) the Partnership’s operating results and business generally, (6) the proposed Merger may involve unexpected costs, liabilities or delays, (7) the Partnership’s business may suffer as a result of the uncertainty surrounding the proposed Merger, including the timing of the consummation thereof, (8) the outcome of any legal proceeding relating to the proposed Merger, (9) the Partnership may be adversely affected by other economic, business or competitive factors, including, among others, those related to the COVID-19 pandemic, and (10) other risks to consummation of the proposed Merger, including the risk that it will not be consummated within the expected time period or at all, which may adversely affect the Partnership’s and/or Teekay’s business and the price of their common units or common shares. In addition, if the Merger is completed, the Partnership may not realize expected benefits for its customers, employees, joint venture partners or capital providers and Teekay may not realize expected benefits to it or its business.

Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent the Partnership’s and Teekay’s respective views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. However, although the Partnership or Teekay may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of the Partnership or Teekay are described in the risk factors included in its filings with the SEC, including the Partnership’s and Teekay’s respective Annual Reports on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Each of the Partnership and Teekay expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

Additional Information and Where to Find It

This communication relates to the proposed Merger involving the Partnership. In connection with the proposed Merger, the Partnership has furnished a proxy statement and may file or furnish other relevant materials with the U.S. Securities and Exchange Commission (SEC). The proxy statement and a form of proxy have also been mailed or otherwise furnished to the Partnership’s common unitholders. BEFORE MAKING ANY VOTING DECISION, TEEKAY LNG’S COMMON UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH OR FURNISHED TO THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT, IF ANY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. This communication is not a substitute for the proxy statement or any other document that the Partnership may file with or furnish to the SEC. Investors and unitholders will be able to obtain the documents (when available) free of charge at the SEC’s website, http://www.sec.gov, and the Partnership’s website, www.teekay.com. In addition, the documents (when available) may be obtained free of charge by directing a request by e-mail or telephone to: investor.relations@teekay.com and +1-604-609-2963.

Participants in the Solicitation

The Partnership, Teekay and certain of their respective directors, executive officers of applicable subsidiaries, certain other members of management and employees of the Partnership and Teekay or such subsidiaries and agents retained by the Partnership may be deemed to be participants in the solicitation of proxies from common unitholders of the Partnership in favor of the proposed Merger. Information about directors and executive officers of the Partnership or applicable affiliates and their beneficial ownership of the Partnership’s common units is set forth in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on April 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials when they become available.